SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of July, 2004

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: July 30, 2004	By:	/s/ Al Bulckaert [Print] Name: Al Bulckaert Title: Chief Executive Officer

For Immediate Release

BENNETT ENVIRONMENTAL ANNOUNCES COMPREHENSIVE REVIEW
OF NEW JERSEY FEDERAL CREOSOTE CONTRACT

Oakville, Ontario, July 30th, 2004 — Bennett Environmental Inc. announced that a Special Committee of independent Directors has been formed to oversee the Company’s review of the New Jersey Federal Creosote (FC) Phase III project, together with the process by which Bennett monitors contractual arrangements for existing and future work from the site. The Special Committee is composed of Pierre B. Meunier, George Ploder and David Williams. The Washington based law firm of Piper Rudnick LLP is assisting with the review. The Special Committee has asked Al Bulckaert, President and CEO who joined Bennett in February 2004, to act as spokesperson for the Committee.

“Bennett is continuing a process that includes the evaluation of the circumstances surrounding the FC Phase III contract awards and shipments made under them,” said Al Bulckaert. “We intend to ensure that the best possible processes are in place so that awards and shipments under “indefinite quantity/indefinite delivery” contracts are reported appropriately to investors. The Special Committee anticipates that it will complete its review by the end of September.”

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert at the Oakville office (905) 339-1540.

Notes regarding forward-looking information

This news release includes statements about expected future events and/or financial results that are forward looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of various factors, many of which are beyond the Company’s control. Discussions of the various factors that may affect future results are contained in the Company’s filings with the Securities and Exchange Commission and Ontario Securities Commission.

For Immediate Release

BENNETT ENVIRONMENTAL ANNOUNCES A LAWSUIT FILED

Oakville, Ontario, July 30th, 2004 — Bennett Environmental announced today that a class action lawsuit has been filed in the United States against the Company and certain officers. The Company understands that other similar suits maybe commenced. The complaint already filed alleges that the Company made material misrepresentations and omissions of material facts with respect to the New Jersey Federal Creosote Phase III contract. The lawsuit was filed in the United States District Court for the Southern District of New York.

The Company disagrees with such allegations and intends to defend against them vigorously.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert at the Oakville office (905) 339-1540.